FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated April 23, 2002 announcing the Groupe Danone's first quarter results.

PRESS RELEASE

DANONE

April, 23rd 2002

Q1 Sales 2002

Like for like sales growth: + 4.4% (excluding Galbani)

(+ 4.1% including Galbani)

In the first quarter of 2002, Groupe DANONE reported consolidated sales of EUR 3,583 million compared to EUR 3,423 million in the first three months of 2001, representing an increase of 4.7%.

At constant scope of consolidation and exchange rates, Group sales increased by 4.1%. Changes in the scope of consolidation had a positive impact of +1.8% and changes in the exchange rates had a negative impact of –1.2%.

This 4.1% sales growth is derived from volume for +2.6% and from value for +1.5%.

Excluding Galbani, which should be deconsolidated by the end of April 2002, organic sales growth reached 4.4%.

Sales by business line and geographical area were as follows:

(€ millions)	1st Quarter Sales	
	2001	**2002**
By business line		
Fresh Dairy Products	1,692	1,771
Beverages	860	946
Biscuits & Cereal Snacks	786	779
Other food business	89	92
Intra-group sales	*-4*	*-5*
By geographical area		
France	998	1,045
Rest of European Union	1,190	1,246
Rest of World	1,453	1,514
Inter-group sales	*-218*	*-222*
Group	3,423	**3,583**

For further information:
Direction de la Communication: 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

1st quarter sales are characterized by:

- Good performance in Western Europe with like for like sales growth of more than 5% (excl. Galbani)
- Flat sales in North America, with a strong performance of Fresh Dairy Products (+9%) but a difficult context in Water in the US (-8%)
- Growth of 5% in emerging areas with +10% in Asia but flat sales in Latin America due to the Biscuits situation (-20%)

Organic sales growth by business line and geographical area was as follows:

	1st Quarter Sales
By business line	
Fresh Dairy Products	+6.7% (1)
Beverages	+2.7%
Biscuits & Cereal Snacks	+0.9%
Other food business	-1.0%
By geographical area	
France	+5.3%
Rest of European Union	+4.2% (2)
Rest of World	+3.4%
Group	**+4.1% (3)**

(1): +7.8% excluding Galbani
(2): +5.0% excluding Galbani
(3): +4.4% excluding Galbani

This 1st quarter performance, in line with the Group's internal targets, enables DANONE to confirm its targets for full year 2002. After Galbani deconsolidation, planned for the end of April 2002, organic sales growth should reach a minimum of 5.2% and the operating margin should increase between 40 and 50 basis points.

Schedule :

- April 25, 2002 : Shareholders' Annual General Meeting of Groupe DANONE
- July 24, 2002 : Announcement of half year sales and preliminary half year results

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For further information:
Direction de la Communication: 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2002

GROUPE DANONE

By: ____________________
Name: Emmanuel Faber
Title: Senior Executive Vice-President,
Chief Financial Officer